Troutman Pepper Hamilton Sanders LLP 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308-2216 troutman.com

October 13, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Arthur C. Sandel, Office of Structured Finance
Benjamin Meeks, Office of Structured Finance

Re:	SEC Comment Letter dated October 5, 2023 to
Public Service Company of New Mexico
PNM Energy Transition Bond Company I, LLC
Registration Statement on Form SF-1
Filed September 8, 2023
File Nos. 333-274433 and 333-274433-01

Ladies and Gentlemen:

On behalf of Public Service Company of New Mexico (“PNM”) and PNM Energy Transition Bond Company I, LLC (the “Issuing Entity” and, together with PNM, the “Registrants”), we submit via EDGAR for review by the Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 1 (including certain exhibits) (“Amendment No. 1”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”). Amendment No. 1 reflects the Registrants’ responses to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated October 5, 2023 (the “Comment Letter”) and certain other updated information. For your convenience, the Registrants are supplementally providing to the Staff a typeset copy of Amendment No. 1 marked to reflect the changes to the Registration Statement that was filed on September 8, 2023.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrants are shown below each comment.

Registration Statement on Form SF-1

Form of Prospectus

Security for the Series A Bonds

Pledge of Collateral, page 86

October 13, 2023 Page 2

1.	We note that, in addition to the energy transition property, the collection account and all of its subaccounts will also secure the bonds, including “all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto.” Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

The Registrants hereby confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act of 1933, as amended.

Issuance of Additional Energy Transition Bonds or Other Similar Bonds, page 91

2.	We note your disclosure here and elsewhere in the form of prospectus regarding the conditions of issuance of additional energy transition bonds by the issuing entity. Please confirm that additional issuances of securities issued by the issuing entity will be registered on separate registration statements or exempt.

The Registrants hereby confirm that any additional issuances of securities issued by the issuing entity will either be registered on a separate registration statement or will be exempt from the registration requirements of the Securities Act of 1933, as amended.

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page II-3

3.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

The Registrants have filed the remaining exhibits with Amendment No. 1, except that Exhibit 1.1 (form of underwriting agreement) will be filed by amendment.

4.	We note that throughout the registration statement you refer to the "series supplement" to the indenture. However, your list of exhibits does not include a form of the series supplement. Please confirm that the form of series supplement will be attached as an exhibit to the form of indenture, or else file a form of series supplement as an exhibit to your registration statement.

The Registrants hereby confirm that the form of series supplement is attached as Exhibit B to the form of indenture filed as Exhibit 4.1 to Amendment No. 1. The Registrants have updated the description of Exhibit 4.1 to reference the form of series supplement.

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October 13, 2023 Page 3

We appreciate the Staff’s review of the Registration Statement and hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (404) 885-3309.

Very truly yours,

/s/ Eric A. Koontz
Eric A. Koontz

cc:	Leonard D. Sanchez

R. Mason Baylor, Jr.